KC Low Volatility PutWrite-CallWrite Q Fund

Kestenbaum Capital, LLC

12/18/2023

Exhibits

G. Custodian Agreements

The Fund's portfolio assets and securities will be held by Interactive Brokers LLC. Interactive Broker's client agreement can be found at:

https://gdcdyn.interactivebrokers.com/Universal/servlet/Registration_v2.formSampleView?formdb=3204